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                                     Filed by Moore Corporation Limited pursuant
                                    to Rule 425 under the Securities Act of 1933
                               Subject Company:  Wallace Computer Services, Inc.
                                                Commission File No.:  333-103205

Press Release


Moore Announces Completion of $1.25 Billion in Financing for its Acquisition of Wallace Computer Services


       Mississauga, Ontario and Stamford, Connecticut - (BUSINESS WIRE) - March 17, 2003 - Moore Corporation Limited ("Moore") (TSX/NYSE: MCL) today announced the completion of $1.25 billion in financing for its proposed acquisition of Wallace Computer Services, Inc. ("Wallace").

       The $1.25 billion in financing consists of:

       o $403 million of 7 7/8% Senior Notes due 2011 (generating $400 million in gross proceeds); and

       o $850 million of bank financing, consisting of a $500 million term loan and a $350 million revolving credit facility.

       The net proceeds of the Senior Notes and the bank term loan have been deposited into separate escrow accounts pending completion of the Wallace acquisition. Upon the release of the funds from the escrow account, Moore intends to use the proceeds of the Senior Notes and the bank term loan, together with cash on hand and a portion of the funds available under the revolving credit facility, to finance the Wallace acquisition (including, the payment of related fees and expenses) and refinance substantially all of the debt of Moore and Wallace.

       The Notes have been sold in the U.S. in a Rule 144A private offering to qualified institutional investors and in a Regulation S offering to certain non-U.S. persons in transactions outside the United States. The Notes have been sold in Canada under applicable private placement exemptions. The Notes have not been registered under the Securities Act of 1933, as amended (the "Act"), or qualified by prospectus for sale in Canada, and may not be offered or sold in the United States except pursuant to an effective registration statement under the Act or in accordance with an applicable exemption from registration requirements of the Act or in Canada, except in accordance with an applicable exemption from prospectus requirements.



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       This release shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any state or province in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or province.

       Founded in 1882, Moore is an international leader in the management and distribution of print and digital information. Moore operates in three complementary business segments: Forms and Labels, Outsourcing and Commercial. The Forms and Labels business designs, manufactures and sells business forms and labels and provides electronic print management solutions. The Outsourcing business provides high quality, high volume variably imaged print and mail, electronic statement and database management services. The Commercial business produces high-quality, multi-color personalized business communications and provides direct marketing services, including project, database and list management services. The Moore Internet address is www.moore.com.

       This news release may contain "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the completion of the Wallace acquisition and the release of the financing from escrow to fund that acquisition. You are cautioned not to place undue reliance on these forward-looking statements.

       This communication is not a solicitation of a proxy from any security holder of Wallace Computer Services, Inc. Moore Corporation Limited has filed a registration statement on Form S-4 with the Securities and Exchange Commission containing a proxy statement/prospectus to be mailed to Wallace Computer Services security holders concerning the planned merger of Wallace Computer Services into a subsidiary of Moore Corporation. Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Wallace in connection with the proposed merger, and their interests in the solicitation, is set forth in a proxy statement/prospectus filed with the SEC. WE URGE INVESTORS IN WALLACE COMPUTER SERVICES TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Moore Corporation Limited are available free of charge from Moore Corporation Limited, c/o Moore Executive Offices, One Canterbury Green, Stamford, Connecticut 06901, Attention:
Investor Relations, Tel. (203) 406-3700 or at www.moore.com. Documents filed with the SEC by Wallace Computer Services are available free of charge from Investor Relations, Wallace Computer Services, Inc., 2275 Cabot Drive, Lisle, IL 60532-3630, Tel. (630) 588-5000.


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